

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via Facsimile</u>
Eli Kamer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street
Azour Industrial Zone
POB 163
Azour 58001, Israel

> **Re: Ituran Location and Control Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 28, 2011**
> **File No. 001-32618**

Dear Mr. Kamer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James
Martin James
Senior Assistant Chief Accountant